UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 26, 2014

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

Portage Biotech Inc.
Consolidated Interim Financial Statements
For the three and six months ended September 30, 2014
Unaudited – Prepared by Management

(US Dollars)

Portage Biotech Inc.
Consolidated Interim Financial Statements
For the Three and six Months Ended September 30, 2014
(US Dollars)

Index

Notice to Reader	2

Consolidated Interim Statements of Financial Position	3

Consolidated Interim Statements of Operations and Comprehensive Loss	4
Consolidated Interim Statements of Changes in Shareholders’ Equity	5

Consolidated Interim Statements of Cash Flows	6

Notes to Consolidated Interim Financial Statements	7-16

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. comprised of the consolidated interim statements of financial position as at September 30, 2014 and for the year ended March 31, 2014, the consolidated interim statement of operations for the three and six month period ended September 30, 2014, and the   statement of changes in equity and cash flows  for the six month period ended September 30, 2014 are the responsibility of the Company’s management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

The consolidated interim financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed”                                                                                                  “signed”
Kam Shah CPA,C.A., Director                                                                                                           Declan Doogan MD, Director

November 24, 2014

Portage Biotech Inc.
Consolidated Interim Statements of Financial Position
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2014)

As at ,	Note	September 30, 2014	March 31, 2014
Assets
Current
Cash	4	$1,370,153	$2,032,058
Advances and other receivable		9,184	227,233
		$1,379,337	$2,259,291
Long-term assets
Goodwill and Intangible assets	5	3,000,000	3,000,000
Office equipment and furniture		3,638	4,122
Total assets		$4,382,975	$5,263,413
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	7(d),12	582,909	191,972
		$582,909	$191,972
Shareholders' Equity
Capital stock	6	7,776,715	7,256,715
Stock option reserve	7	578,482	362,440
Warrants	8(i)	1,108,402	1,108,402
Deficit		(7,848,786)	(6,334,433)
Total Shareholders' equity		$1,614,813	$2,393,124
Non-controlling interests		$2,185,253	$2,678,317
Total equity		3,800,066	5,071,441
Total liabilities and Shareholders' equity		$4,382,975	$5,263,413
Commitments and Contingent Liabilities (Note 10)
Related Party Transactions (Note 12)

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Operations and Comprehensive Loss
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2014)

		Three months ended September 30,		Six months ended September 30
	Note	2014	2013	2014	2013

Expenses
Research and development	7(d) ,10((a),(b) & (e) to (g)) )	757,192	195,965	1,528,711	288,743
Consulting fees	10(a), 11 and 12	121,604	43,955	306,521	65,277
Professional fees		61,337	64,425	103,244	110,080
Bank charges and interest	6(b)(i)	15,828	838	16,812	2,073
Office and general		4,395	11,151	12,179	16,207
Payroll		6	10,772	9,461	14,398
Travel, meals and promotions	12	3,022	2,852	8,202	5,323
Shareholders' information		4,746	7,823	8,151	11,609
Rent		3,792	6,167	7,578	8,426
Transfer agents fees		938	3,787	2,957	5,241
Exchange loss ( gain)		148	(428)	1,469	(8,303)
Communication		552	664	1,648	902
Amortization		242	346	484	462
Acquisition related costs		-	-	-	3,826,325
		$973,802	$348,317	$2,007,417	$4,346,763
Net loss and comprehensive loss for period		$(973,802)	$(348,317)	$(2,007,417)	$(4,346,763)
Net loss and comprehensive loss attributable to :
Owners of the Company		$(728,714)	$(348,317)	(1,514,353)	(4,346,763)
Non-controlling interest		(245,088)	-	(493,064)	-
		$(973,802)	$(348,317)	$(2,007,417)	$(4,346,763)
Basic and diluted loss per share
Net Loss per share	9	$(0.00)	$(0.00)	$(0.01)	$(0.03)

The accompanying notes are an integral part of these consolidated interim  financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Changes in Shareholders’ Equity
For the Six  Months ended September  30, 2014
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2014)

	Number of Shares	Capital Stock	Stock Option Reserve	Warrants	Accumulated Deficit	Non-controlling interest	Total Equity
Balance, April 1, 2013	81,759,076	$503,495	$-	$-	$(29,486)	$-	$474,009
Issued on reverse acquisition (Note 2)	81,759,076	1,761,413		1,108,402			2,869,815
Issued for financial advisory services relating to the acquisition transaction	9,811,091	3,826,325					3,826,325
Exercise of warrants	950,000	125,000					125,000
Exercise of options	1,996,547	299,482					299,482
Net loss for year					(3,998,446)	-	(3,998,446)
Balance, September 30, 2013	176,275,790	$6,515,715	$-	$1,108,402	$(4,027,932)	$-	$3,596,185
Balance, April 1, 2014	180,775,790	$7,256,715	$362,440	$1,108,402	$(6,334,433)	$2,678,317	$5,071,441
Options vested			216,042				216,042
Conversion of debts and coupons	3,500,001	315,000					315,000
Subscription received		205,000					205,000
Net loss for period					(1,514,353)	(493,064)	(2,007,417)

Balance, September 30, 2014	184,275,791	$7,776,715	$578,482	$1,108,402	(7,848,786)	$2,185,253	$3,800,066

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.
Consolidated Interim Statements of Cash Flows
(US Dollars)
(Unaudited – see Notice to Reader dated November 24, 2014)

For the six months ended September 30,	2014	2013
Cash flows from operating activities
Net loss for period	$(2,007,417)	(4,346,763)
Adjustments for non-cash items:
Amortization of office equipment and furniture	484	462
Value of shares and options expensed as consulting fee upon vesting	216,042	-
Value of shares issued to settle coupons expensed as interest	15,000
Value of options granted to two PPL consultants expensed upon vesting	67,528
Acquisition related costs	-	3,826,325
Net change in working capital components
Advances and other receivables	218,049	196,682
Accounts payable and accrued liabilities	323,409	(208,748)
	$(1,166,905)	$(532,042)
Cash flows from financing activities
Cash received on reverse acquisition	-	3,006,593
Options and warrants excercised	-	424,482
Capital contribution (note 6(i) and (ii))	505,000	192,858
	$505,000	$3,623,933
(Decrease) Increase in cash during period	(661,905)	3,091,891
Cash at beginning of period	2,032,058	190,960
Cash at end of period	$1,370,153	$3,282,851
Supplemental disclosures
Non-cash investing activities
Value of shares and warrants issued on acquisition	-	(2,869,815)

	-	(2,869,815)

The accompanying notes are an integral part of these consolidated interim  financial statements.

Portage Biotech Inc.
Notes to Consolidated Interim Financial Statements
 (US Dollars)
September 30, 2014 and 2013
(Unaudited – see Notice to Reader dated November 24, 2014)

1.      NATURE OF OPERATIONS AND GOING CONCERN

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company is a reporting issuer with Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the Quotation Board of the OTC Markets under the trading symbol “PTGEF,” and are also listed for trading in US currency on the Canadian Securities Exchange under the symbol “PBT.U”.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

The Company is in the pre-clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $7.9 million and has negative cash flows from operating activities of approximately $1.2 million during the six months ended September 30, 2014.

Management has secured sufficient equity financing which it believes will enable it to complete its pre-clinical work and other commitments. However, it will require additional resources to continue into clinical trials and/or for additional acquisitions The Company continues to obtain financing, although there are no assurances that the management’s plan will be realized. These conditions indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated Interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities, which might be necessary should the Company be unable to continue its operations.

2.           BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2014.

These consolidated interim financial statements have been prepared on a historical cost basis except for stock based compensation and warrants which are measured at fair value as detailed in Notes 7 and 8 to these financial statements.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These consolidated interim financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on November 24, 2014

(b)                Consolidation

The consolidated interim financial statements include the accounts of the Company and,

a.	Portage Services Ltd., a wholly owned subsidiary incorporated in Ontario on January 31, 2011. .

b.	Portage Pharmaceuticals Ltd. a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company.

c.
Biohaven Pharmaceutical Holding Company Limited (“Biohaven), a private corporation incorporated in BVI on September 25, 2013. The Company acquired approximately 54% equity in Biohaven on January 6, 2014.

All inter-company balances and transactions have been eliminated on consolidation.

(c)      Functional and presentation currency

The Company’s functional and presentation currency is US Dollar.

(d)      Use of Estimates and judgments

The preparation of the consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share- based compensation.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 4 to the fiscal 2014 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements,

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

4.      CASH

Cash includes $ 1,073,124 (2013: Nil) held in trust by a US lawyer, pending opening of a bank account by Biohaven. There are no restrictions on use of cash.

5.      GOODWILL AND INTANGIBLE ASSETS

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven. The non-controlling interests in Biohaven on the date of acquisition was valued at $ 3 million based on their 46% equity being valued on the basis of the price the Company paid for 54% equity in Biohaven. In absence of any net tangible assets in Biohaven on the date of the acquisition, the entire amount was treated as goodwill and intangible assets as per IFRS 3 – business combinations.

The initial accounting for the business combination was incomplete by the end of the reporting period in which the combination occurred and as a result the Company has reported provisional amounts for the items during the measurement period (which cannot exceed one year from January 6, 2014) and which may result in additional assets or liabilities, including income taxes, being recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

As at September  30, 2014, no new information was available which would change the amount recognized.

6.      CAPITAL STOCK

 (a)      Authorized:  Unlimited number of common shares

(b)	Issued

	As at September 30, 2014		As at March 31, 2014
	Common		Common
	Shares	Amount	Shares	Amount
Balance , beginning of period	180,775,790	$7,256,715	81,759,076	$503,495
Issued on acquisition of PPL	-	-	81,759,076	1,761,413
Issued for financial advisory services in connection with the acquisition of PPL	-	-	9,811,091	3,826,325
Conversion of debts and coupons (i)	3,500,001	315,000	-	-
Exercise of warrants	-	-	1,450,000	175,000
Exercise of options	-	-	1,996,547	299,482
Subscriptions received (ii)		205,000
Shares issued as compensation	-	-	4,000,000	691,000
Balance, end of period	184,275,791	$7,776,715	180,775,790	$7,256,715

(i)
On July 24, 2014, The Company raised $ 300,000 through issuance of convertible promissory notes to three lenders, each advancing $ 100,000. Two of the lenders are the directors of the Company. The note was for one year, carried a 5% coupon, payable in shares, to be valued at 10% discount to the next financing, due on maturity at the time of conversion or repayment. The amount repayable under the notes was convertible at the lender’s’ option into common shares of the Company at the time of the next financing to be priced at the price set for the next financing discounted by 10%. On September 29, 2014, all notes and related coupons were settled through issuance of 3,500,001 restricted common shares at the option of the note holders. the common shares were valued at $ 0.09 being the price of $ 0.10 per common share of a recent private placement ( see (ii) below) discounted by 10% as per the conversion terms. $ 15,000 being the value of the coupons was expensed as interest cost.

(ii)
On September 11, 2014, the Company announced a private placement comprising  non-brokered offering of up to 20 million restricted common shares at a price of US$ 0.10 per share for gross proceeds of up to $ 2 million to accredited investors .Two directors of the Company  agreed to provide standby commitments in respect of the Private Placement by subscribing for that portion of the Private Placement not otherwise subscribed for  by outside investors, up to a maximum of US$ 1 million each. They will receive a standby commitment fee of $50,000 each, payable in 500,000 restricted common shares of the Company. Up to September 30, 2014, the Company received $205,000 from three subscribers. The private placement was fully subscribed for $ 2 million on October 15, 2014.

(c)	As at September 30, 2014, the Company had the following active Consultant Stock Compensation Plan:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2012	As at April 1, 2014	( see (c ) above)	Cancelled (i)	Balance at September 30, 2014
2011 Plan	11-Apr-11	6,000,000	(938,333)	4,061,667	-	-	4,061,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(f)
As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to have 89,941,793 of its common shares and 69,524,447 of its warrants issued to four insiders under an escrow arrangement. The escrowed shares and warrants will be released in agreed tranches over the period of three years. As at September 30, 2014  66,333,223 common shares and 51,543,336 warrants are still under escrow.

7.      STOCK OPTION PLANS

(a)	Stock option reserve:

	As at September 30, 2014	As at March 31, 2014
Balance, at beginning of period	$362,440	$-
Vested during the period (a)	216,042	362,440

Balance, end of period	$578,482	$362,440

Stock option reserve comprises value of vested options granted and fully vested up to September 30, 2014. The value of the options vested during the period was expensed as consulting fee (note 11). The value of options not vested $ 23,031 will be accounted upon vesting of the related options as per the accounting policy.

(b)	The following is a summary of all active Stock Option Plans as at September 30, 2014:

Plan	2005 Stock Option Plan	2013 Option Plan
Date of Registration	Dec. 5, 2005	Dec 19, 2013	Total
Registered *	1,000,000	4,450,000	5,450,000
Issued	1,000,000	4,450,000	5,450,000
Outstanding, April 1, 2014	560,000	4,450,000	5,010,000
Issued	-	-	-
Exercised	-	-	-
Expired	-	(50,000)	(50,000)
Outstanding, September 30, 2014	560,000	4,400,000	4,960,000

Options fully vested - September 30, 2014	560,000	3,149,990	3,709,990
Options not yet vested as at September 30, 2014	-	1,250,010	1,250,010
	560,000	4,400,000	4,960,000

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(c)	The weighted average exercise price of the outstanding stock options was US$0.22 as at September 30, 2014 and weighted average remaining contractual life was approximately 3.83 years.

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as at September 30, 2014.

(d)
The Company’s wholly owned subsidiary, PPL granted 33,542 options to its two consultants to acquire equal number of shares in PPL at an exercise price of $1.10 per PPL share. The options are to be vested over two years by March 31, 2016 and are valid for five years from the date of grant. None of the options have so far been exercised. The options were valued at their intrinsic value of $173,412, based on the value offered to PPL for its shares under the reverse take-over transaction explained in Note 2(i) of the fiscal 2014 audited financial statements. This is treated as cash-settled share-based payment transaction as per IFRS 2. $ 67,528 of the total representing the value of options vested during the six months ended September 30, 2014 was therefore expensed as consulting fee and included as part of research and development expenses and related liability included in accounts payable and accrued liabilities.

8.	WARRANTS

(c)	There were no movements during the six months ended September 30, 2014. The movements during the year ended March 31, 2014 were as follows:

	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, March 31, 2013	66,071,420	$0.29
Issued on acquisition ( Note 2 and 8(ii))	71,456,420	$0.29	$1,108,402
Exercised	(1,450,000)	$(0.12)
Expired	(21,796,420)	$(0.19)

Issued and outstanding, March 31, 2014 and September 30, 2014	114,281,420	$0.31	$1,108,402

(d)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	As at September 30, 2014		As at March 31, 2014
	Warrants outstanding & exercisable		Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.29	71,456,420	0.68	71,456,420	1.18
0.35	1,300,000	0.14	1,300,000	0.64
0.35	41,525,000	0.42	41,525,000	1.18
	114,281,420	0.58	114,281,420	1.08

9.      LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and six months ended September 30, 2014, which was 181,942,457 and 181,359,124 respectively.  (Three and six months ended September 30, 2013: 176,275,790 and 129,017,433 respectively).

The Company had approximately 114 million warrants (September 30, 2013: 137 million) and 5 million options (September 30, 2013: 3 million) which were not exercised as at September 30, 2014. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(b)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(c)
PPL has signed consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2015 and carrying a total monthly commitment of $21,250.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(d)
Under a Securities Purchase Agreement signed on January 6, 2014 with Biohaven, the Company agreed to pay $ 3.5 million for 54% equity in Biohaven of which $ 2,500,000 was paid up to September 30, 2014. Of the balance, $ 500,000 will be payable on December 3, 2014 and the balance $ 500,000 will be payable on February 4, 2015. Failure to pay will result in the Company forfeiting its equity in Biohaven proportionate to the unpaid amount.

(e)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc, a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014.

(f)
On March 3, 2014, Biohaven signed a contract with an independent manufacturing organization to investigate technical feasibility of developing a new formulation for Bio haven using nanosuspension and emulsion formulation approaches. The contract is approximately for fifty five weeks involving several agreed milestones for a total price of approximately $ 345,000, which is payable by BPI as agent out of the fees payable to BVI as detailed in note 10(e) above.

(g)
Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven is required to pay to the Licensor a milestone royalty of $ 2 million within six months of receiving approval of an NDA ( New Drug Application) and pay earned royalty at 3% on worldwide annual net sales of the licensed products, subject to minimum royalty payment of $ 300,000 in the year one, $ 600,000 in year two, $ 750,000 in year three and $ 1 million from year four onwards subject to reduction ranging from 33% to 95% depending on sales of generic exceeding an agreed market share on a country by country basis and further reduction by 50% is licensee is required to pay third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing.

11.	CONSULTING FEE

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Cash Fee	45,000	43,955	90,479	65,277
Options issued to key management ( note 7a)	49,928	-	140,797
Options issued to others (note 7a)	26,676	-	75,245
	121,604	43,955	306,521	65,277

12.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements

	Three months ended September 30,		Six months ended September 30,
	2014	2013	2014	2013
Business expenses reimbursed to directors	4,515	3,467	8,382	6,408
consulting fee to key management for services	45,000	43,997	90,000	58,655

payable to directors - as at September 30		-	5,250	-

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	September 30, 2014		March 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	1,370,153	1,370,153	2,032,058	2,032,058
Advances and other receivable	9,184	9,184	227,233	227,233
Financial liabilities
Accounts payable and accrued liabilities	582,909	582,909	191,972	191,972

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.
a.	Cash– Cash is held with a major international financial institution in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

14.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 582,000 as at September  30, 2014 and current assets, mostly in cash, of approximately $1.4 million. As explained in note 6(b) (ii), the Company raised $ 2 million through equity financing in October 2014. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at September 30, 2014, the shareholders’ equity was approximately $ 1.6 million, $1.4 million of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the three and six months ended September  30, 2014.

15.           SUBSEQUENT EVENT

The Company closed a private placement in October 2014, raising $ 2 million through equity financing as explained in note 6 (b) (ii).

PORTAGE BIOTECH INC.

THREE MONTHS ENDED SEPTEMBER 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at November 24, 2014

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three and six  months ended September 30, 2014 should be read in conjunction with the unaudited Consolidated Interim Financial Statements for the three and six months ended September 30, 2014 and for the three months ended June 30, 2014 together with Management Discussion and Analysis dated August 12, 2014 and  audited consolidated financial statements for the year ended March 31, 2014 and annual report in form 20-F for the same period.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section under “Business Environment” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the three and six  months ended September 30, 2014. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

In this report the words “us”, “we”, “our”, “the Company”, and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Nature of Operation and overview

Following diagram reflects our current organization structure:

Portage Services Ltd. (Toronto, Canada)
Wholly-owned subsidiary
Portage Biotech Inc. BVI
Holding company. Investing in various operating subsidiaries and joint ventures.
Raising funds through equity and debt financing
Public company listed on OTCQB/Canadian Securities Exchange
Revenue expected from subsidiaries and joint ventures investees
Board of directors: Bailey, Doogan, Mellon, Shah
Management : Doogan CEO & Shah CFO
54% Equity
Wholly-owned subsidiary
Board of directors: Bailey, Childs, Coric, Doogan, Shah – Alternate directors: Berman and Mellon - Yale University has observer right
Management: Coric (CEO), Berman (CMO)
SAB
Dr. John Krystal and Dr. Gerard Sanacora
Biohaven Pharmaceutical Holding Company Limited BVI
Portage Pharmaceuticals Ltd. BVI
Board of directors: Bailey, Doogan, Littman, Marcoux, Shah
management : Littman CEO & Marcoux, CSO& shah, CFO
SAB
Dr. Sankar Ghosh, Dr. Michael Caplan and Dr. Burt Adelman
Engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University
Holds exclusive world wide licence for non –oncology indications based on ANTP-protein and developed other proprietary cell-permeable peptides (CPP) for drug delivery to intracellular targets.
Currently engaged in developing a research pipeline of drug candidates

Background and History

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto subsidiary, which also acts as its Canadian agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its common shares are listed and trade in US currency on the Canadian Securities Exchange under the symbol “PBT.U”. The Company’s common shares also trade on the OTC Markets in the US under the trading symbol,”PTGEF”.

Portage develops pharmaceutical & biotech products through to clinical “proof of concept” focussing on unmet clinical needs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development through to commercialization.

Portage is seeking to develop novel targeted therapies or patented reformulations in cancer, infectious disease, neurology and psychiatry..

Portage will work with a wide range of partners, in all phases of development. The collaboration may include direct funding or investing human capital/sweat equity from our extensive pool of talented scientists and physicians to value-add by mitigating risks, clinical trial design and regulatory expertise.

Our pre-clinical research and development work is primarily carried out through two subsidiaries:

Portage pharmaceuticals Ltd ( PPL)

On June 4, 2013, following the acquisition of Portage Pharma Ltd, the Company’s wholly owned subsidiary, Portage Acquisition Inc. and Portage pharma Ltd amalgamated. The amalgamated company was named PPL, which has been incorporated in the BVI..

PPL’s focus is in discovering and developing innovative cell permeable peptide therapies to normalize gene expression, restore function and improve medical outcomes. Its core technology involves delivering biologically active “cargo” to intracellular and intranuclear targets to normalize cell and tissue function, improve the immunogenicity of vaccines and enable better treatment of intracellular pathogens.

PPL holds exclusive license in non-oncology fields for patents relating to the use and knowhow of Antennapedia cell permeable peptide. PPL has also patented in June 2013 proprietary structures in human-derived cell permeable peptides with demonstrated in vitro and in vivo activity and no therapeutic area restrictions.

In May 2014, PPL has entered into a Collaborative Research Agreement with Yale University to study the biological activity and cell penetrating properties of peptides developed by Portage and by Professor Alanna Schepartz of Yale’s Department of Chemistry.  These studies will compare the ability of these peptides to cross cell membranes and deliver biologically active cargo to an intracellular target.

In May 2014, PPL also has entered into a materials collaborative research and development agreement (M-CRADA) with the National Eye Institute, one of the National Institutes of Health.   PPL will provide its lead cell permeable peptide targeting inflammatory diseases to Dr. Robert B. Nussenblatt to investigate its efficacy in animal models of uveitis.

In July 2014, PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.

Along with demonstrating that the delivery system is capable of carrying biologically active cargo to intracellular sites of action, the platform has favorable pharmaceutical properties simplifying formulation development for systemic and locally administered conjugates which will allow more rapid development of drug products.

PPL has converted its previously filed provisional patent application for this delivery system to an international patent application that includes a variety of structures utilizing cargos that address important areas of medical need.

PPL has prioritized inflammation as an area with a large therapeutic opportunity. Its cell permeable peptide fusion proteins are in preclinical development for inflammatory eye diseases and inflammatory skin diseases indications

Using a cargo peptide against an anti-inflammatory target, PPL has demonstrated not only cell penetration but also convincing in-vitro and in-vivo pharmacological effects mediated intracellularly.

PPL’s lead candidate for inflammatory eye disease – PPL-003 – is being evaluated for safety and efficacy in animal studies. If successful, the Company will initiate GMP manufacturing and GLP preclinical studies to support IND (Investigative New Drug) filing and human testing targeting proof of concept in patients.

Other candidates are being evaluated in vitro and in animal studies to support decisions about further development.

Biohaven Pharmaceutical Holding Company Limited (Biohaven)

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven, a private corporation incorporated on September 25, 2013 under the laws of the British Virgin Islands for $3.5 million, of which $ 2.5 million has been paid up to September 30, 2014 and and the balance in two instalments of $ 500,000 each in December 2014 and February 2015 respectively.. Biohaven’s founder shareholders include originators at Yale University who discovered the therapeutic potential of glutamate modulation in anxiety and depression and have track record of successful registrational trials.

Biohaven is engaged in the development of clinical stage neuroscience compounds targeting the glutamatergic system. The company obtained a license from Yale University regarding intellectual property for the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

In May 2014, Biohaven was issued by the U.S. Patent and Trademark Office (“USPTO”) a notice of allowance related to Biohaven’s intellectual property licensed from Yale University (U.S. Patent Application No. 11/399,188).  The patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD).

GAD affects approximately 6.8 million adults or 3% of the U.S. population. GAD is characterized by excessive anxiety and uncontrollable worry that interferes with an individual’s daily functioning. Anxiety symptoms are often accompanied by restlessness, fatigue, difficulty concentrating, irritability, muscle tension and increased sleep. GAD is more common in women than men and is often characterized by a chronic course.  Current medication treatments are fully effective in only half of patients. Preclinical and clinical studies suggest that dysfunction in glutamatergic neurotransmission plays a central role in the pathophysiology of mood and anxiety disorders. Directly targeting the glutamatergic system may lead to more effective treatments for mood and anxiety disorders that fail to respond to current monoamine based therapies.

The patent being issued by the USPTO will provide strong IP protection for Biohaven’s lead candidate in GAD.

The first drug candidate – BHV-0223 -  being developed is for treatment-resistant depression  and anxiety disorders. The active component of BHV-0223 is approved for the treatment of a non-psychiatric illness; its safety and pharmacodynamic effect have been well characterized in patients. The formulation of BHV-0223 will provide a clinically differentiated product with a superior safety profile to previous formulations of the API.  Further, exclusive agreement with Catalent Pharma Solutions for use of a proprietary formulation technology in BHV-0223 will provide a strong differentiator for currently marketed product.

IND filing of BHV-0223 is scheduled for the last quarter of 2014, followed by Phase 1 trial, if approved by FDA (US Food and Drug Administration), will be scheduled for first or second quarter of 2015 and upon success, Phase II trial will be scheduled for the last quarter of 2015, subject to Biohaven being able to raise the required finance.

Portage Services Ltd (PSL)

PSL was incorporated in Ontario, Canada under the name 1843343 Ontario Inc. and changed its name to the present name on July 11, 2013. PSL acts as a local agent for the Company as per the requirements of the Ontario Securities Commission. PSL maintains an office in Toronto, Canada and looks after all corporate, financials and regulatory matters.

We have developed a comprehensive website – www.portagebiotech.com   which provide information on our people, activities and other corporate details.

Summary of Results

The following table summarizes financial information for the quarter ended September  30, 2014 and the preceding quarters since July 1, 2012, (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	September 30, 2014	June 30, 2014	March31, 2014	Dec. 31, 2013	Sept. 30, 2013	June 30, 2013	March 31, 2013*	December 31, 2012*	September 30, 2012*
Net loss	(974)	(1,033)	(2,391)	(292)	(348)	(3,596)	(29)	-	-
Working capital	796	1,174	2,067	4,246	3,243	3,591	474	503	503
Shareholder’s equity	1,615	1,746	2,393	4,251	3,248	3,596	474	503	503
Net loss per share - basic and diluted	(0.00)	(0.00)	(0.04)	(0.00)	(0.00)	(0.03)	-	-	-

* Details relate to those of PPL

Number of common shares, options and warrants

These are as follows:

As at,	September 30, 2014	November 24, 2014
Shares issued and outstanding	184,275,791	205,275,791
Warrants issued and outstanding (a)	114,281,420	112,981,420
Options granted but not yet exercised (b)	4,960,000	4,960,000

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at the average exercise price of $0.31. These warrants have a weighted average remaining contractual life of 0.58 year as at September 30, 2014.

(b)
Options are exercisable into equal number of common shares at an average exercise price of US$0.22 and have a weighted average remaining contractual life of approximately 3.83 years as at September  30, 2014.

Business Environment

Risk factors

Please refer to the Annual Report in the form F-20 for the fiscal 2014 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.
We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing in human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Development  plans for our operating subsidiaries are as follows:

PPL
•
In July 2014, PPL has successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This proprietary platform technology –  PPL-003 - has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane.

•	The lead Candidate for inflammatory eye disease is being evaluated for safety and efficacy in animal studies
•
Based on positive results, management will initiate GMP manufacturing and GLP preclinical studies to support IND filing and human testing targeting proof of concept in patients. – expected to be in 2015.

•	Other candidates are being evaluated in vitro and in animal studies to support decisions about further development.

Biohaven
•	The lead candidate – BHV-0223 – is being developed for treatment-resistant depression and anxiety disorders.
•
The active component of BHV-0223 is approved for the treatment of a non-psychiatric illness; its safety and pharmacodynamic effect have been well characterized in patients. The formulation of BHV-0223 will provide a clinically differentiated product with a superior safety profile to previous formulations of the AP.

•	Phase 1 testing will begin in early to mid-2015. By the end of 2015, the lead drug candidate will be ready for Phase 2 studies in treatment-resistant mood or anxiety disorders.

Results of operations

Three months ended September 30,	2014	2013
	In 000’s US$
Income	-	-
Expenses	974	348
Net loss for period, attributable to	(974)	(348)
Portage shareholders	(729)	(348)
Non-controlling interest	(245)	-
Deficit at end of period	(7,849)	(4,376)

Key events during the three months under review:

The following key events occurred during the three months ended September 30, 2014:

•	In July 2014, PPL successfully validated a new proprietary cell permeable peptide platform technology derived from human genes. This is further explained elsewhere in this report.
•
In July 2014, Biohaven was granted Patent by the U.S. Patent and Trademark Office (USPTO) related to intellectual property licensed from Yale University. The granted patent claims cover the use of certain glutamate modulating agents in the treatment of Generalized Anxiety Disorder (GAD). Additionally, the granted patent includes dependent mechanistic claims regarding the modulation of glutamate in GAD. The USPTO also granted patent term adjustments totaling 1,118 days, thus providing a strong intellectual property protection which will extend until April 2029.

•
In July 2014, the Company borrowed $ 300,000 from three persons, including two directors, each advancing $ 100,000 thorough issuance of convertible note carrying 5% coupon. The Notes and coupons were converted into 3.5 million common shares in September 2014. This is further explained elsewhere in this report.

•	In September 2014, the company initiated a private placement to raise $ 2 million. This was fully subscribed and closed in October 2014. This is further explained elsewhere in this report.

The following key events occurred during the three months ended September 30, 2013:

Three months ended September 30, 2013 was the first quarter after the acquisition of PPL and appointment of new board members and management in June 2013. During this period, the Company went through further organizational changes – it completed a name change and change of jurisdiction from Ontario, Canada to British Virgin Islands on July 5, 2013. On August 23, 2013, The Company also changed its trading symbol to PTGEF on OTCQB. The company also commenced listing formalities for listing and trading on Canadian National Stock Exchange (“CNSX”) ( now known as Canadian Securities Exchange) . This was completed on October 28, 2013 when the Company’s common shares got listed on CNSX and began trading in US currency under a symbol “PBT.U”. On the operational side, the Company’s subsidiary, PPL began evaluating our proprietary constructs with ANTP for certain identified indications.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended September 30,
	2014	2013
Research and development	$ 757,192	$ 195,965
Consulting fee & payroll	121,610	54,727
Professional fees	61,337	64,425
Operating expenses	33,663	33,200
	$ 973,802	$ 348,317

Research and development costs

These costs comprised the following:
	Three months ended September 30,
	2013	2013
Legal regarding Patents registration	22,618	8,981
Consultants – scientists and researchers	97,009	90,993
Other	637,565	95,991
	$ 757,192	$ 195,965

During the three months ended September 30, 2014, development work continued to be carried out both at PPL and Biohaven. At PPL, costs included cash fee of $ 72,038 and value of options granted and vested of $24,971 to the management of PPL, as more fully explained in Note 6 (d) to the consolidated interim financial statements for the period ended September 30, 2014. Third party outsourcing costs were $137,025.Approximately $ 118,000 was spent on various inflammation studies on the lead candidate – PPL-003. Biohaven costs related to third party outsourcing cost of $ 500,000 under a master service agreement dated January 31, 2014, as amended.

Further details of development work carried out and planned at PPL and BIohaven are provided elsewhere in this report.

During the three months ended September 30, 2013, the focus continued  to be on  evaluation of  the know-how and intellectual properties attached to the license acquired with a view to formulate plans for identifying potential ANTP based products. The work involved discussions with third party experts, developing and filing  provisional patent applications and answering scientific questions in fields of interest relating to provisional patent applications.

Consulting fees and payroll

During the three months ended September 30, 2014, consulting fee totalled $ 121,604 and payroll was $nil. Consulting fee included cash fee of $45,000 to CFO and value of options vested of $76,604, of which $49,928 related to options vested to directors and key management. The Company’s only employee, who assisted the CFO resigned in June 2014 and has not been replaced.

Consulting fees during the period ended September 30, 2013 include the fee paid to the CFO and the salary cost of one employee who assists the CFO. Fees paid to PPL consultants are included in the research and development costs.

Professional fees

Professional fee for the three months ended September 30, 2014 consisted of legal fees of approximately $ 39,000, $ 33,000 of which was incurred by Biohaven. The balance of the professional fee represented accrual for audit fee.

During the three months ended September 30, 2014, professional fees include accrual of audit fee of approximately $ 20,000 and balance comprised legal fees of approximately $ 44,000 in connection with continuance of the Company’s jurisdiction to BVI, CNSX application and related matters.

Liquidity and Capital Resources

Working Capital

As at September 30, 2014, the Company had a net working capital of approximately $ 0.8 million (September 30, 2013:  $3.2 million) compared to a working capital of approximately $2 million as at March 31, 2014.

Cash on hand as at September 30 2014 was approximately $ 1.4 million compared to $2 million as at March 31, 2014. Approximately $ 700,000 of the cash on hand at March 31, 2014 was used in operations during the six months to September 30, 2014. The balance of the operational cash of approximately 505,000 was met from the cash from subscription to private placement and conversion of promissory note as explained later in this report.

Cash on hand as at September 30, 2013 was approximately $ 3.3 million compared to $0.2 million as at March 31, 2013. The increased cash was due to the acquisition transaction which brought in approximately $ 3 million in cash balance.

The Company is in the pre-clinical stage, and as such no revenue has been generated from its operations. The Company has accumulated losses of approximately $7.8 and has negative cash flows from operating activities.

The Company continues to obtain financing and has raised $ 300,000 in convertible debts which were converted into common shares in September 2014 and in October 2014 raised additional $2 million through a private equity placement. Management believes the Company will be able to secure the necessary financing to continue operations in the future and meet all its obligations as they fall due. However, there is no certainty that required financing can be obtained on time Note 1 to the consolidated interim financial statements for the three and six months ended September 30, 2014 reflects this concern.

Operating cash flow

During the six months ended September  30, 2014, operating activities required a net cash outflow of approximately $1.2 million ( six months to Sept. 30, 2013: $0.5 million), which was met from  additional funds raised during the six months and the existing cash as explained under working capital section above..

Financing cash flows

There were two financing activities during the six months to September 30, 2014 which generated a net cash inflow of approximately $ 500,000:

(i)
On July 24, 2014, The Company raised $ 300,000 through issuance of convertible promissory notes to three lenders, each advancing $ 100,000. Two of the lenders are the directors of the Company. The note was for one year, carried a 5% coupon, payable in shares, to be valued at 10% discount to the next financing, due on maturity at the time of conversion or repayment. The amount repayable under the notes was convertible at the lender’s’ option into common shares of the Company at the time of the next financing to be priced at the price set for the next financing discounted by 10%. On September 29, 2014, all notes and related coupons were settled through issuance of 3,500,001 restricted common shares at the option of the note holders. the common shares were valued at $ 0.09 being the price of $ 0.10 per common share of a recent private placement ( see (ii) below) discounted by 10% as per the conversion terms. $ 15,000 being the value of the coupons was expensed as interest cost.

(ii)
On September 11, 2014, the Company announced a private placement comprising non-brokered offering of up to 20 million restricted common shares at a price of US$ 0.10 per share for gross proceeds of up to $ 2 million to accredited investors .Two directors of the Company agreed to provide standby commitments in respect of the Private Placement by subscribing for that portion of the Private Placement not otherwise subscribed for by outside investors, up to a maximum of US$ 1 million each. They will receive a standby commitment fee of $50,000 each, payable in 500,000 restricted common shares of the Company. Up to September 30, 2014, the Company received $205,000 from three subscribers. The private placement was fully subscribed for $ 2 million on October 15, 2014.

There was cash inflow of approximately $ 3.6 million from financing activities during the six months ended September 30, 2013, comprising cash of approximately $ 3 million received on reverse acquisition of PPL and balance of $0.4 million from   the exercise of options and warrants.

Key Contractual obligations

The following are the key contractual obligations as at September  30, 2014:

(a)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(b)
Under the terms of the License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(c)
PPL has signed consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2015 and carrying a total monthly commitment of $21,250.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

(d)
Under a Securities Purchase Agreement signed on January 6, 2014 with Biohaven, the Company agreed to pay $ 3.5 million for 54% equity in Biohaven of which $ 2,500,000 was paid up to September 30, 2014. Of the balance, $ 500,000 will be payable on December 3, 2014 and the balance $ 500,000 will be payable on February 4, 2015. Failure to pay will result in the Company forfeiting its equity in Biohaven proportionate to the unpaid amount.

(e)
Biohaven has signed a Master Service Agreement on January 31, 2014, as subsequently amended in April 2014, with Biohaven Pharmaceuticals Inc, a private Delaware incorporated research and development company (“BPI”). BPI is owned by non-controlling shareholders of Biohaven and is engaged by Biohaven to conduct, on behalf of Biohaven, research and development services relating to identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. The agreement expires on December 31, 2018 and will automatically renew on a year to year basis. Either party can terminate the agreement upon ninety days prior notice. Agreed fee for the period up to June 30, 2015 is $ 3 million payable in quarterly instalment commencing from March 1, 2014.

(f)
On March 3, 2014, Biohaven signed a contract with an independent manufacturing organization to investigate technical feasibility of developing a new formulation for Bio haven using nanosuspension and emulsion formulation approaches. The contract is approximately for fifty five weeks involving several agreed milestones for a total price of approximately $ 345,000, which is payable by BPI as agent out of the fees payable to BVI as detailed in note 10(e) above.

(g)
Under the terms of the License Agreement dated September 16, 2013 signed with Yale University, Biohaven is required to pay to the Licensor a milestone royalty of $ 2 million within six months of receiving approval of an NDA ( New Drug Application) and pay earned royalty at 3% on worldwide annual net sales of the licensed products, subject to minimum royalty payment of $ 300,000 in the year one, $ 600,000 in year two, $ 750,000 in year three and $ 1 million from year four onwards subject to reduction ranging from 33% to 95% depending on sales of generic exceeding an agreed market share on a country by country basis and further reduction by 50% is licensee is required to pay third party royalties. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time. Licensor also has right to purchase in cash up to 10% of any securities offered in future financing

Off balance sheet arrangements

At September 30, 2014 and 2013, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been detailed in Note 11 to the consolidated interim financial statements for the three and six months ended September 30, 2014.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	September 30, 2014		March 31, 2014
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	1,370,153	1,370,153	2,032,058	2,032,058
Advances and other receivable	9,184	9,184	227,233	227,233
Financial liabilities
Accounts payable and accrued liabilities	582,909	582,909	191,972	191,972

The Company’s financial assets and liabilities are comprised of cash, advances and receivable and, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.
a.	Cash– Cash is held with a major international financial institution in Canada and a major law firm in the USA and therefore the risk of loss is minimal.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is prepaid to BPI under a master service agreement.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage  Should the Company require further funding, it intends to secure it through further rounds of  equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 (2014) is effective for the Company for annual periods beginning on April 1, 2018, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit committee which comprises two independent directors plus the CFO.. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.